Exhibit 1.01

Axiall Corporation

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (this “Report”) of Axiall Corporation (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

Applicability of Conflict Minerals Disclosure Requirements to the Company

During the Reporting Period, managers from the procurement and technical services/product research and development (“R&D”) departments from each of the Company’s reporting segments, as well as attorneys from the Company’s law department, engaged in communications to determine whether the disclosure requirements of Rule 13p-1 would continue to apply to the Company. As part of that process, attorneys from our law department reviewed with other members of management the SEC’s final rules implementing the conflict minerals disclosure required by Rule 13p-1 and Form SD. The procurement and R&D managers for each of the Company’s reporting segments conducted a comprehensive review of the compositions and formulations for all of the products manufactured by their particular segment, under the guidance of attorneys from the Company’s law department, to determine whether any conflict minerals are necessary to the functionality or production of a product that segment manufactured or contracted to manufacture during the Reporting Period. The Company has concluded that our operations manufacture, or contract to manufacture, certain products (e.g., certain polyvinyl chloride-based compound products and building products) for which tin, a conflict mineral, may be necessary to the functionality or production of those products (collectively, our “Products”), and as such, the Company should conduct a reasonable country of origin inquiry (“RCOI”) with respect to that conflict mineral.

Reasonable Country of Origin Inquiry and Due Diligence Process

As required by Form SD and related guidance provided by the SEC, we have conducted a good faith RCOI regarding the conflict mineral, tin, included in our Products during the Reporting Period, which we refer to as the “Subject Mineral,” to determine whether the Subject Mineral originated in the Covered Countries. The results of our RCOI regarding the Subject Mineral are publicly available on our web site at www.axiall.com. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

The Company uses additives commonly known as “tin stabilizers” in certain of its Products. The Company purchases tin stabilizers, which contain a small amount of the Subject Mineral, from third-party suppliers. During the Reporting Period, the Company also purchased tin intermediates from those same third-party suppliers, which were formerly used by one of the Company’s divisions to internally produce certain tin stabilizers. Because the Company does not purchase the Subject Mineral directly from mines, smelters or refiners, there are several third parties in the supply chain between the Company and the original sources of the Subject Mineral. As a result, the Company has relied on its direct suppliers to provide information regarding the origin of the Subject Mineral included in its Products. In accordance with certain portions of the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplement on tin, and related guidance provided by the SEC, the Company works with its direct suppliers to identify, where possible, which of those smelters and refiners of the Subject Mineral have been audited and determined to be a “compliant” smelter or refiner.

During the Reporting Period, we identified our two suppliers of tin-containing intermediates and stabilizers, also known as “tin additives” (collectively, the “Covered Suppliers”). During and after the Reporting Period, procurement managers communicated with senior managers of the Covered Suppliers to understand the diligence and inquiry process each Covered Supplier had undertaken to determine whether the tin used in the tin additives sold to the Company by such Covered Suppliers originated in any Covered Country.

After the Reporting Period, we received completed, detailed questionnaires known as the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) from 100% of the Covered Suppliers. Senior managers from the Company’s procurement department, along with attorneys from the Company’s law department and its external counsel, then reviewed the completed EICC-GeSI Templates.

Based on the information obtained pursuant to the RCOI process described above, the Company does not have sufficient information with respect to the Reporting Period to determine the country of origin of its Subject Minerals. The Company’s RCOI procedures are an evolving process. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

1.	Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Establish Strong Company Management Systems

Internal Team to Support Due Diligence.

The Company has established an internal team to manage conflict minerals engagement with its suppliers. During and after the Reporting Period, the Company held meetings with attorneys from the Company’s law department and senior members of the Company’s procurement department to educate them on the SEC’s rules regarding conflict minerals and to ensure the timely implementation of the Company’s conflict minerals programs. This team of managers, led by the Company’s law department, is responsible for facilitating communication between departments and with the Company’s suppliers with respect to compliance with the SEC’s reporting requirements regarding conflict minerals.

Internal Measures Taken to Strengthen Engagement with Suppliers.

The Company’s conflict minerals reporting compliance measures are managed at the corporate level through the Company’s law department, and involve substantial participation from the Company’s senior procurement managers, with whom the supplier relationships exist. Through this process, the Company manages the conflict minerals, if any, provided by its supply base and identifies, where possible, the supplier of such conflict minerals in the Company’s materials or components. The Company engages suppliers of conflict minerals, communicates its reporting obligations with respect to conflict minerals and follows up with such suppliers to ensure ongoing compliance. In addition, the Company’s law department, in coordination with sales managers from the Company’s various divisions, has assisted those managers in developing appropriate responses to questions from the Company’s customers regarding conflict minerals.

Identify and Assess Risks in the Supply Chain

As discussed above, the Company continues to assess its supply chain risks and work with its suppliers in developing greater supply chain transparency.

Design and Implement a Strategy to Respond to Identified Risks

The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its RCOI and additional due diligence measures through the preparation of this Report. The Company’s internal team that manages conflict minerals engagement with the Company’s suppliers also works to address any significant due diligence findings as they arise.

Carry Out Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices

Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepts as reliable any smelter that is a member of the EICC-GeSI Conflict Free Smelter Initiative. To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by-case basis.

Report Annually on Supply Chain Due Diligence

The Report is publicly available at www.axiall.com and meets the OECD recommendation to report annually on supply chain due diligence.

2.	Diligence Results.

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of all of the Subject Mineral supplied to it. Although the Company’s Covered Suppliers have identified all of the global smelters from whom the Covered Suppliers source the Subject Mineral, and many of those smelters have completed audits related to the EICC-GeSI Conflict Free Smelter Initiative, the Covered Suppliers were unable to accurately report the identities of the smelters that were part of the supply chain for the Subject Mineral. Specifically, the Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin for conflict minerals supplied to the Company will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Subject Mineral at this time. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers, including product-specific responses. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

3.	Additional Due Diligence and Risk Mitigation.

The Company expects to take the following steps, among others, to improve its RCOI process and due diligence measures:

Additional Terms and Conditions / Supplier Code of Conduct

Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high standards of behavior. This means that the Company is committed to working with its suppliers to encourage responsible practices throughout the supply network. The

Company is working to further strengthen its commitment to the responsible sourcing of conflict minerals through the use of specific terms and conditions in certain supply agreements and purchase orders. The Company’s supply agreements with its primary supplier of the Subject Mineral contain representations and warranties designed to ascertain whether the Subject Mineral has been sourced from any of the Covered Countries, and an undertaking that the supplier will reasonably cooperate with the Company with respect to Subject Mineral compliance matters. The Company intends to seek similar representations and warranties from any additional supplier of materials or components containing conflict minerals.

Continuous Improvement of Supply Chain Due Diligence

The Company expects to continue to improve its supply chain due diligence efforts. Such measures may include, but are not limited to:

•	continuing to improve the processes and procedures for assessing the presence of conflict minerals in its supply chain;

•	clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;

•	increasing the thoroughness of supplier responses, and supplier contractual undertakings, for its RCOI process; and

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC-GeSI Conflict Free Smelter Initiative.